July 24, 2018

VIA EDGAR

Mr. Robert S. Littlepage
Accountant Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:     National CineMedia, Inc.
Form 10-K for Fiscal Year Ended December 28, 2017
Filed March 19, 2018
Form 10-Q for Fiscal Quarter Ended March 29, 2018
Filed May 8, 2018
File No. 001-33296

Dear Mr. Littlepage:

National CineMedia, Inc. (NCM Inc. or the Company) acknowledges receipt of the letter dated July 10, 2018 from the Staff of the Division of Corporate Finance regarding the above-referenced filings. The Company hereby respectfully requests an extension to on or before August 14, 2018 to provide responses to the Staff’s comments contained in such comment letter.
If you have any questions regarding the foregoing, please contact the undersigned at 303-792-4906.

Sincerely,

/s/ Katherine L. Scherping

Katherine L. Scherping
Chief Financial Officer